Exhibit 21

Subsidiaries of Registrant

As of December 31, 2019 (100% direct or indirect ownership by Quaint Oak Bancorp, Inc.)

Name	Parent Company	State of Incorporation

Quaint Oak Bank	Quaint Oak Bancorp, Inc.	Pennsylvania
Quaint Oak Mortgage, LLC	Quaint Oak Bank	Pennsylvania
Quaint Oak Real Estate, LLC	Quaint Oak Bank	Pennsylvania
Quaint Oak Abstract, LLC	Quaint Oak Bank	Pennsylvania
QOB Properties, LLC	Quaint Oak Bank	Pennsylvania
Quaint Oak Insurance Agency, LLC	Quaint Oak Bank	Pennsylvania